

Mail Stop 3561

September 5, 2017

George P. Farley
Chief Executive Officer
Applied Energetics, Inc.
2480 W Ruthrauff Road, Suite 140Q
Tucson, AZ 85705

> **Re:** **Applied Energetics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 21, 2017**
> **File No. 333-217513**

Dear Mr. Farley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2017 letter.

Planned Research and Development Activities, page 9

1. We note your response to our prior comment 5 and reissue in part. We note that your revised disclosure indicates that you will expand a minimum of $3.75 million over three years on your planned research and development activities. You will need to sell more than 75% of securities in this offering to raise this amount of money. Please disclose how you plan to fund your research and development activities if you do not raise sufficient funds in this offering.

Security Ownership of Certain Beneficial Owners and Management, page 31

2. We note your response to our prior comment 7 and reissue in part. Please provide the disclosure regarding 20 million shares received as executive compensation by Mr. Farley in the Securities Ownership of Certain Beneficial Owners and Management section on page 30 as required by Item 404 of Regulation S-K. If he no longer owns these shares or disclosure is otherwise not required please explain.

Undertakings, page 43

3. It appears you are omitting information pursuant to Rule 430A but have not provided the undertaking required by Item 512(i)(1) of Regulation S-K. Please revise or advise.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Mary P. O'Hara, Esq.
        Masur Griffitts + Co. LLP